SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	LINDSEY.SMITH@SIDLEY.COM +1 312 853 2210

September 10, 2018

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mary Beth Breslin

Christine Westbrook

Kevin Vaughn

Rolf Sundwall

Re:                             Sirius International Insurance Group, Ltd.

Registration Statement on Form S-4

Filed August 6, 2018

File No. 333-226620

Ladies and Gentlemen:

On behalf of Sirius International Insurance Group, Ltd., a Bermuda exempted company (“Sirius Group”), we file herewith Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which was initially filed via the Commission’s EDGAR system on August 6, 2018 (the “Initial Filing”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 31, 2018 (the “Letter”).  Each of the Staff’s comments is set forth below, followed by the corresponding response of Sirius Group.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format, marked to show changes from the Initial Filing.  Capitalized terms used herein but not defined have the meanings ascribed to such terms in Amendment No. 1.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Cover page

1.                                      Please revise to disclose the maximum number of shares that may be issued in the merger. Refer to Item 501(b)(2) of Regulation S-K. In this regard, we note the number of shares being registered, described as the maximum number of shares to be issued in the merger in footnote (2) to the fee table, exceeds the number of shares disclosed in the fifth paragraph.

Response:  As described in the fee table of the Initial Filing, the maximum number of Sirius Group common shares to be issued in the Merger with respect to the outstanding shares of Easterly common stock is equal to the Exchange Ratio multiplied by 15,880,407 (which is equal to the 19,208,407 shares of Easterly common stock issued and outstanding, less the minimum of 3,328,000 shares of Easterly common stock held by the Sponsor that will be cancelled pursuant to the Sponsor Letter).  As a result of the Amendment to the Merger Agreement, which is described in further detail on page 107 of Amendment No. 1, Sirius Group has revised its estimate of the Exchange Ratio.  Applying the estimated Exchange Ratio of 0.586 to the 15.9 million shares of Easterly common stock results in 9.3 million Sirius Group common shares to be issued in the Merger in exchange for the outstanding shares of Easterly common stock.  Sirius Group has revised and supplemented the disclosure on the cover page of Amendment No. 1 accordingly.

2.                                      We note your disclosure that the preliminary estimated Exchange Ratio would be equal to 0.594 shares of Sirius Group common stock. Please expand your disclosure to provide the approximate value of the aggregate merger consideration. Additionally, please expand your disclosure to state that there is no maximum redemption threshold under Easterly’s charter, and provide an illustrated example of the impact of the maximum number of shares being redeemed on the amount in the Trust Account that would be available to the combined company, and the ownership percentage of the combined company held by Easterly common stockholders.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on the cover page and page 10 of Amendment No. 1.

3.                                      We note your disclosure that, at the request of Sirius Group, Easterly will commence a tender offer pursuant to which it will offer to purchase Easterly public warrants. Please expand your disclosure to include the risk that such tender offer would reduce the amount in the Trust Account and disclose the potential impact on the combined company.

Response:  Subsequent to the Initial Filing, as disclosed on page 94 of Amendment No. 1, Sirius Group has determined that it will not request Easterly to complete a tender offer for Easterly public warrants. Accordingly, Sirius Group respectfully submits that such disclosure would not be useful to Easterly stockholders in evaluating the proposed Merger.

4.                                      We note your disclosure that Sirius Group intends to apply to list the Sirius Group common shares and converted warrants on the Nasdaq Stock Market. Please expand your disclosure to state that approval of such listing is a condition to the merger agreement, and, if true, that such condition may be waived by Easterly.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on the cover page and pages 8 and 78 of Amendment No. 1.

5.                                      Please expand your disclosure to state that Easterly has not obtained an opinion from an independent financial advisor as to the fairness from a financial point of view of the merger consideration, as discussed on page 74. Additionally, please limit your prospectus cover page to one page and consider moving the discussion of the Sponsor Letter to another section. Refer to Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, Sirius Group has revised and supplemented the disclosure on the cover page and pages 10 and 24 of Amendment No. 1.

6.                                      Please expand your disclosure to provide the anticipated ownership percentage of CM Bermuda Ltd. upon completion of the merger and state that CM Bermuda Ltd. is expected to continue to control the combined company, as discussed on page 65.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on the cover page of Amendment No. 1.

Questions and Answers about the Merger, the Special Meeting and Related Matters

How will the Merger impact the Sirius Group shares issued and outstanding after the Merger?, page 9

7.                                      Where you discuss your redemption agreements whereby you will partially redeem common shares owned by CM Bermuda Ltd. and redeem all of your issued and outstanding Series A preference shares, please expand your disclosure to include the amounts to be paid by Sirius Group, including the earn outs payable in cash referenced on page 100.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on pages 10, 27 to 28, 64, 103, 114 and 197 of Amendment No. 1.

What happens to the funds held in the Trust Account upon consummation of the Merger?, page 13

8.                                      We note your disclosure that funds in the Trust Account will become available to the combined company for general corporate purposes. Please revise your disclosure to specify the intended uses for these funds. Please provide similar disclosure in the risk factor on page 69.

Response: Sirius Group respectfully advises the Staff that, other than as specified on pages 15, 70 to 71 and 123 of Amendment No. 1, it does not currently have any specific intended uses for the funds in the Trust Account that will become available to it following the Merger. However, in response to the Staff’s comment, Sirius Group has supplemented its disclosure to provide examples of possible future uses of such funds.

What are the U.S. federal income tax consequences as a result of the Merger?, page 15

9.                                      Please revise your discussion to provide a firm conclusion regarding the material federal income tax consequences of the merger and file a tax opinion as required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Part III.C.3 of Staff Legal Bulletin No. 19 (October 14, 2011), available on the Commission’s website.

Response: Given the absence of authority and uncertainty in the tax treatment of the Merger (as explained in more detail below), the parties respectfully submit that a firm conclusion on the tax treatment of the Merger cannot be provided, and no representation is being made in the Registration Statement regarding the tax treatment of the Merger.  The parties believe that a tax opinion would not provide additional information that would be useful to Easterly stockholders, and that all material information regarding uncertain tax consequences of the Merger that stockholders need in order to evaluate the proposed Merger has been disclosed in the Registration Statement.  In these circumstances, the parties respectfully submit that a tax opinion is not required under applicable Commission guidance.

Tax treatment of the Merger is unclear under existing law and known facts

In order to qualify as a tax-deferred transaction, in pertinent part, the Merger will need to qualify either as a reorganization under Section 368(a)(2)(E) or under Section 368(a)(1)(B) of the Internal Revenue Code of 1986 (“Code”).

Qualification as a reorganization under Code Section 368(a)(2)(E) will depend on the amount of redemptions of Easterly’s common stock prior to the Merger and therefore cannot be known at the time the Registration Statement becomes effective.

A transaction will fail to qualify as a reorganization under Code Section 368(a)(1)(B) (otherwise known as a “B” reorganization), if any amount of “boot” (generally cash or property other than stock) is received by the former stockholders of Easterly in exchange for their stock. In this regard, none of the Merger consideration received by Easterly stockholders will consist of cash or other non-stock property.  Nonetheless, this issue could be implicated by other aspects of the Merger and related transactions. First, under the Amendment to the Merger Agreement, a post-closing adjustment could result in an increase in the former Easterly stockholders’ proportionate share ownership in Sirius Group as a result the dilution of CM Bermuda’s interests in Sirius Group.  While there are good arguments that such increase should not be treated as “boot,” we have found no authority directly on point. Second, Sirius Group has provided a loan to Easterly, which the parties have agreed to treat as a mere collateral arrangement for tax purposes.   While there are good arguments that this loan arrangement should not be treated as “boot” paid to former Easterly stockholders, we have found no authority directly on point.

Additionally, in order for the Merger to qualify as a reorganization under either Code Section 368(a)(2)(E) or Code Section 368(a)(1)(B), Easterly is required to either continue its historic business (“Business Continuity Test”) or continue to hold a significant portion of its historic business assets (“Asset Continuity Test”). Easterly will remain in existence immediately after the Merger (as a wholly owned subsidiary of Sirius Group), and Sirius Group has no plan or intention to distribute Easterly’s property, liquidate or otherwise dispose of Easterly.  While, based on these facts, there are good arguments that either the Business Continuity Test or the Asset Continuity Test (or both) should be satisfied, in light of Easterly’s status as the target entity (rather than the acquiror) and as a blank check company, possible redemptions of Easterly shares before the Merger, and the redemption of Sirius Group shares held by CM Bermuda, this conclusion is not free from doubt.

For these reasons, the parties (1) are unable to provide a firm conclusion in the Registration Statement on the tax treatment of the Merger, (2) have not conditioned the Merger on such treatment, and (3) have not required any tax opinion in support of such treatment as a condition to closing the Merger. Nonetheless, the parties intend to treat the Merger as a reorganization and have disclosed such intention in the Registration Statement, primarily because none of the Merger consideration received by Easterly stockholders will consist of cash or other non-stock property.

Adequate disclosure in the Registration Statement

Because of the uncertain tax treatment of the Merger, the Registration Statement includes a specific risk factor on page 62 of Amendment No. 1, and similar statements in several other places (e.g., pages 17 and 98 to 99) addressing the uncertain tax treatment of the Merger. In addition, in response to the Staff’s comment, Sirius Group has supplemented the disclosure on page 115 of Amendment No. 1 to expand on the uncertain tax treatment of the Merger.

Because of the uncertain tax treatment of the Merger, no representation is being made in the Registration Statement as to the tax consequences of the Merger.  Item 601(b)(8) of Regulation S-K requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing.” Accordingly, the parties respectfully submit that an opinion is not required.

Tax Opinion would not provide additional information

Given the uncertainty in law and fact concerning the tax treatment of the Merger, an opinion of counsel will not provide the stockholders of Easterly with any additional information necessary to make an informed decision. Such opinion would be subject to specific qualifications and assumptions due to the uncertainties and lack of authorities. Indeed, such a qualified tax opinion would in effect assume away some of the very issues that could cause the Merger to be taxable and thus severely undercut the meaning of the opinion, which would be contrary to the prohibition on such qualifications and assumptions in Bulletin No. 19.

For the above reasons, the parties respectfully submit that a tax opinion is not required to be included in the Registration Statement.

Proposals to be considered by Easterly Stockholders

Proposal 1 - the Merger Proposal

Background of the Merger, page 100

10.                               Please expand your disclosure to identify the servicer of a sub-prime credit card lender and real estate services company with whom you conducted negotiations, or tell us why you do not believe such disclosure is required. In this regard, please tell us whether the “detailed discussions” and negotiations resulted in any bids and if so, how the bids compared to the transaction you are recommending to shareholders.

Response:  Easterly respectfully informs the Staff that the discussions with the sub-prime credit card lender and real estate services company did not reach a stage at which pricing terms for a business combination were negotiated.  Furthermore, the businesses of the sub-prime credit card lender and real estate services company are substantially different than Sirius Group’s business and a discussion of pricing terms of a business combination with these companies, if they were negotiated, would not result in a meaningful comparison to the proposed business combination with Sirius Group. Easterly is also subject to confidentiality agreements with the sub-prime credit card lender and real estate services company that prohibit Easterly from publicly disclosing the identities of these companies or details of the negotiations with them.

11.                               Please revise to disclose the members of both Sirius and Easterly management who participated in meetings on June 2, 2018 and June 6, 2018.

Response: In response to the Staff’s comment, Sirius Group has revised the disclosure on page 105 of Amendment No. 1.

12.                               We note your disclosure on pages 102 to 103 regarding various discussions with Easterly regarding the transaction terms. Please expand your disclosure to include the material developments in such discussions with respect to the ownership of the combined company.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on page 105 of Amendment No. 1 to reflect that the Exchange Ratio, and implicitly the ownership of the combined company, was discussed in principle during the course of the June 6, 2018 meeting and reflected in the June 8, 2018 term sheet.

13.                               We note your statement on page 102 that on May 31, 2018, Easterly and JH Capital terminated the definitive agreement for a business combination by mutual agreement. Please expand your disclosure to explain the reasons for terminating the agreement.

Response: In response to the Staff’s comment, Sirius Group has supplemented the disclosure on page 104 of Amendment No. 1.

Information about Sirius Group Investments, page 100

14.                               We note your statement that your Investment Policy provides a cohesive framework to mitigate risk. Please revise your discussion to describe your Investment Policy in terms of the objective features from which this conclusion is drawn.

Response: In response to the Staff’s comment, Sirius Group has revised the disclosure on page 169 of Amendment No. 1.

Unaudited Pro forma Condensed Combined Financial Information

Proforma Condensed Combined Balance Sheet as of March 31, 2018, page 127

15.                               Tell us why adjustment (7) is for an amount of zero. Clarify how you determined the issuance of these shares would not have any impact on equity.

Response:  The issuance of the Sirius Group common shares to the Sponsor has the impact of a credit to Common shares for the $0.01 par value times the 966,131 shares issued, or $9,661.31, and a debit to Additional paid-in surplus for the same amount. The full impact of the transaction, including the issuance of Sirius Group common shares to the Sponsor, is presented as the total of adjustments (6) and (7) to the pro forma balance sheet on page 133 of Amendment No. 1.

Employment Arrangements, page 281

16.                               Please file your employment agreements with Mr. Waters and Ms. Cramer Manhem as exhibits to the registration statement.

Response: Sirius Group has filed the employment agreements as Exhibits 10.9 and 10.10 to the Registration Statement.

Sirius International Insurance Group, Ltd. Interim Financial Statements

Note 7. Investment securities, page F-20

17.                               You disclose on page F-25 that you consider “sub-prime mortgage-backed securities as those that have underlying loan pools that exhibit weak credit characteristics, or those that are issued from dedicated sub-prime shelves or dedicated second-lien shelf registrations.” You also disclose that you consider “sub-prime mortgage-backed securities as those that have underlying loan pools that exhibit weak credit characteristics, or those that are issued from dedicated sub-prime shelves or dedicated second-lien shelf registrations.” You also categorize “mortgage-backed securities as ‘non-prime” (also called ‘Alt A’ or ‘A-’) if they are backed by collateral that has overall credit quality between prime and sub-prime based on Sirius Group’s review of the characteristics of their underlying mortgage loan pools, such as credit scores and financial ratios.” Revise Note 7 here as well as Note 8 of your annual financial statements on page F-113 to separately quantify the amount of asset backed securities held that you consider to be sub-prime, nonprime, and Alt-A respectively. Clearly disclose how these ratings relate or differ from the credit ratings derived from S&P and Moody’s in your table on page F-25. Clarify how each respective rating system is used in your management of the portfolio.

Response:  In response to the Staff’s comment, Sirius Group has revised the disclosure on pages F-31 and F-119 of Amendment No. 1 to articulate its primary reliance on S&P and Moody’s credit rating for credit evaluation of sub-prime securities. While credit scores, such as FICO, are a variable in determining if a security is classified as sub-prime or non-prime, they are not comparable to agency credit ratings given the tranched nature of these structured products.  For instance, the majority of Sirius Group’s sub-prime holdings have credit ratings of AAA and AA as Sirius Group holds the more senior tranches of these securities.  Within the tables referenced in the Staff’s comment, Sirius Group has quantified securities classified as sub-prime and categorized them by agency credit rating.  Sirius Group does currently not hold any non-prime securities

(synonymous with “Alt A” and “A-”) and the disclosure has been revised to remove such references.

Sirius International Insurance Group, Ltd. Annual Financial Statements

Consolidated Statements of Cash Flows, page F-61

18.                               Please revise your statements of cash flows here and on page F-7 to reconcile net income (rather than net income attributable to common shareholder as you have done here) to net cash (used for) provided from operations. Refer to ASC 230-10-45-28 through 32.

Response: In response to the Staff’s comment, Sirius Group has revised the disclosure on pages F-7 and F-68 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 5. Reserves for unpaid losses and loss adjustment expenses, page F-88

19.                               Tell us and revise to clarify how you reflected the loss reserves related to your various acquisitions in your ten year short duration tables.

Response:  The loss reserves of IMG acquired during 2017 were $14.3 million and represent less than 1% of loss and loss adjustment expense reserves for Sirius Group. The loss reserves of Mount Beacon acquired during 2016 were $9.9 million and represent less than 1% of loss and loss adjustment expense reserves for Sirius Group. Sirius Group considers the acquired reserves to be immaterial to the overall reserve balance, and concluded that these reserves were immaterial for retrospective presentation within the ten year short duration tables. In response to the Staff’s comment, Sirius Group has revised the disclosure on page F-100 of Amendment No. 1.

20.                               The table on page F-93 shows that the unpaid loss and loss adjustment expenses (LAE) related to your “Runoff & Other” line of business were $505 million or 32% of your total unpaid loss and LAE of $1,578.8 million. Please address the following:

•                              Tell us the respective amount of Runoff loss and LAE versus Other loss and LAE as of the balance sheet dates presented.

•                              Tell us the nature of the amounts reported as Other.

•                              Tell us how you determined that the characteristics of the Other lines met the criteria in ASC 944-40 for aggregation with the Other lines presented in that table. As part of your response, tell us how you determined that the characteristics of the Runoff line of business were not significantly different from the characteristics of Other lines of business. Refer to ASC 944-40-50-4H and 55-9A through 9C.

Response:  Sirius Group respectfully advises the Staff as follows:

•                              The net reserve balances for Runoff & Other were $505 million and $527 million as of December 31, 2017 and 2016, respectively, and $483 million as of June 30, 2018.  These balances represent liabilities for business no longer actively underwritten, with the exception of loss and LAE reserves for Other active business of $5 million and $7 million as of December 31, 2017 and 2016, respectively, and $4 million as of June 30, 2018.

•                              The loss and LAE reserves reported as Other business represent miscellaneous risks assumed, incidental to existing lines of business.

•                              ASC 944-40-50-4H requires aggregation or disaggregation of the disclosures outlined in paragraphs 944-40-50-4B through 50-4G and 944-40-50-5, which includes the incurred and paid tables, in a manner that allows the users to understand the amount, timing and uncertainty of cash flows arising from the liability for unpaid claims and claims adjustment expenses. The guidance goes on to state that an insurance entity should aggregate or disaggregate so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.

Paragraph 944-40-55-9B explains that, when selecting the type of category to use for aggregating or disaggregating disclosures, an insurance entity should consider how information about the entity’s liability for unpaid claims and claims adjustment expenses has been presented for other purposes, including:

(a)  Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, statutory filings, or investor presentations);

(b)  Information regularly viewed by the chief operating decision maker for evaluating financial performance; and

(c)  Other information that is similar to the types of information identified in (a) and (b) and that is used by the insurance entity or users of the insurance entity’s financial statements to evaluate the insurance entity’s financial performance or make resource allocation decisions.

The level of disaggregation provided by Sirius Group for its net incurred and paid loss and loss expense development tables in the financial statements is consistent with how information has been presented to Sirius Group’s chief operating decision maker and aligns with Sirius Group’s presentation of reportable segments.

Sirius Group considers the ‘Other’ reserves to be immaterial to the overall reserve balances, and in management’s view there is no additional useful information to be obtained from further disaggregation.

Based on the above facts and circumstances, Sirius Group believes that the level at which it aggregated its short duration reinsurance business for the incurred and paid development tables was in accordance with ASC 944-40-50-4H and ASC 944-40-55-9A through 55-9C.

Note 11. Debt and standby letters of credit facilities, page F-129

21.                               Please disclose the circumstances under which the 2017 SEK Subordinated Notes may be called.

Response:  In response to the Staff’s comment, Sirius Group has supplemented the disclosure on page F-45 and F-136 of Amendment No. 1.

If you have any questions regarding the foregoing or Amendment No. 1, please do not hesitate to contact me at (312) 853-2210.

Sincerely,

/s/ Lindsey A. Smith

Lindsey A. Smith

cc: Allan L. Waters
Sirius International Insurance Group, Ltd.